Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated interim financial statements (Unaudited) at and for the three and nine-month periods ended September 30, 2020

Nexa Resources S.A.

Condensed consolidated interim income statement

Unaudited

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2020	2019	2020	2019
Net revenues	4	537,826	563,568	1,316,407	1,746,892
Cost of sales	5	(397,481)	(504,119)	(1,103,860)	(1,471,882)
Gross profit		140,345	59,449	212,547	275,010

Operating expenses
Selling, general and administrative	5	(36,640)	(57,206)	(107,460)	(140,353)
Mineral exploration and project development	5 and 6	(12,553)	(33,502)	(35,487)	(84,990)
Impairment of non-current assets	25	(65,121)	(142,133)	(549,715)	(142,133)
Other income and expenses, net	7	(1,119)	(4,480)	(15,060)	(13,502)
		(115,433)	(237,321)	(707,722)	(380,978)
Operating (loss) income		24,912	(177,872)	(495,175)	(105,968)

Net financial results	8
Financial income		2,213	6,574	9,266	18,909
Financial expenses		(42,774)	(26,098)	(121,611)	(89,973)
Other financial items, net		(21,380)	(37,593)	(169,410)	(27,281)
		(61,941)	(57,117)	(281,755)	(98,345)

Loss before income tax		(37,029)	(234,989)	(776,930)	(204,313)

Income tax	9
Current		(21,148)	(9,862)	(41,645)	(36,492)
Deferred		23,502	73,585	112,789	84,538
Net loss for the period		(34,675)	(171,266)	(705,786)	(156,267)
Attributable to NEXA's shareholders		(28,672)	(150,237)	(609,201)	(143,851)
Attributable to non-controlling interests		(6,003)	(21,029)	(96,585)	(12,416)
Net loss for the period		(34,675)	(171,266)	(705,786)	(156,267)
Weighted average number of outstanding shares – in thousands		132,439	132,439	132,439	132,684
Basic and diluted losses per share – USD		(0.22)	(1.13)	(4.60)	(1.08)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2 of 44

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Unaudited

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

			Three-month period ended		Nine-month period ended
	Note		2020	2019	2020	2019
Net loss for the period			(34,675)	(171,266)	(705,786)	(156,267)

Other comprehensive loss, net of income tax - items that can be reclassified to the income statement
Cash flow hedge accounting	15	(b)	(558)	(3,561)	(760)	1,644
Deferred income tax			186	1,211	246	(559)
Translation adjustment of foreign subsidiaries			(13,790)	(53,678)	(181,515)	(51,138)
			(14,162)	(56,028)	(182,029)	(50,053)

Other comprehensive loss, net of income tax - items that will not be reclassified to the income statement
Changes in fair value of financial liabilities that relate to changes in the Company’s own credit risk	22	(c)	(5,093)	-	10,691	-
Deferred income tax			1,682	-	(3,640)	-
			(3,411)	-	7,051	-

Other comprehensive loss for the period, net of income tax			(17,573)	(56,028)	(174,978)	(50,053)

Total comprehensive loss for the period			(52,248)	(227,294)	(880,764)	(206,320)
Attributable to NEXA’s shareholders			(44,133)	(201,773)	(764,921)	(194,062)
Attributable to non-controlling interests			(8,115)	(25,521)	(115,843)	(12,258)
Total comprehensive loss for the period			(52,248)	(227,294)	(880,764)	(206,320)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3 of 44

Nexa Resources S.A.

Condensed consolidated interim balance sheet

Unaudited

All amounts in thousands of US dollars, unless otherwise stated

Assets	Note	September 30, 2020	December 31, 2019
Current Assets
Cash and cash equivalents	13	954,392	698,618
Financial investments	14	30,435	58,423
Derivative financial instruments	15	17,762	4,835
Trade accounts receivables	16	182,275	177,231
Inventory	17	213,288	295,258
Other assets	18	118,190	140,984
		1,516,342	1,375,349
Non-Current Assets
Financial investments	14	-	352
Derivative financial instruments	15	13,609	14,689
Deferred income tax	9	269,710	262,941
Other assets	18	124,340	145,471
Property, plant and equipment	19	1,765,119	2,122,690
Intangible assets	20	1,073,139	1,538,526
Right-of-use assets	21	20,197	29,547
		3,266,114	4,114,216

Total assets		4,782,456	5,489,565

Liabilities and shareholders’ equity
Current liabilities
Loans and financings	22	155,671	33,149
Lease liabilities	21	15,555	16,474
Derivative financial instruments	15	6,948	8,276
Trade payables		313,678	414,080
Confirming payables		95,739	82,770
Dividends payable		4,541	6,662
Asset retirement and environmental obligations	23	31,295	19,001
Contractual liabilities		25,082	26,351
Salaries and payroll charges		54,626	58,919
Other liabilities		79,740	33,308
		782,875	698,990
Non-current liabilities
Loans and financings	22	1,765,604	1,475,408
Lease liabilities	21	11,113	17,910
Derivative financial instruments	15	30,891	13,542
Asset retirement and environmental obligations	23	209,615	274,826
Provisions	24	26,184	26,071
Deferred income tax	9	218,271	273,278
Contractual liabilities		140,362	154,171
Other liabilities		26,968	35,308
		2,429,008	2,270,514

Total liabilities		3,211,883	2,969,504

Shareholders’ equity
Attributable to NEXA’s shareholders		1,332,531	2,147,452
Attributable to non-controlling interests		238,042	372,609
		1,570,573	2,520,061

Total liabilities and shareholders’ equity		4,782,456	5,489,565

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4 of 44

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Unaudited

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

			Three-month period ended		Nine-month period ended
	Note		2020	2019	2020	2019
Cash flows from operating activities
Loss before income tax			(37,029)	(234,989)	(776,930)	(204,313)
Impairment of non-current assets	25		65,121	142,133	549,715	142,133
Depreciation and amortization	19, 20 and 21		61,359	93,498	181,084	247,922
Interest and foreign exchange effects			26,451	35,610	222,762	77,247
(Loss) gain on sale of property, plant and equipment and intangible assets	7		269	(1,590)	362	(608)
Changes in provisions			11,825	(1,203)	20,761	11,377
Changes in operating assets and liabilities	13	(b)	52,074	87,644	3,085	(86,271)
Interest paid on loans and financings	22	(c)	(7,937)	(10,465)	(45,337)	(47,029)
Changes in fair value of loans and financings	8		(3,110)	-	4,457	-
Interest paid on lease liabilities	21	(b)	(274)	(328)	(1,164)	(687)
Premium paid on bonds repurchase	22	(c)	-	-	(14,481)	-
Income tax paid			(630)	(5,238)	(18,174)	(39,563)
Net cash provided by operating activities			168,119	105,072	126,140	100,208

Cash flows from investing activities
Acquisitions of property, plant and equipment	19		(79,268)	(104,349)	(224,234)	(263,958)
Net (purchases) sales of financial investments			12,163	42,015	(87,727)	35,975
Proceeds from the sale of property, plant and equipment			355	4,326	713	5,135
Net cash used in by investing activities			(66,750)	(58,008)	(311,248)	(222,848)

Cash flows from financing activities
New loans and financings	22	(c)	-	-	1,185,250	13,624
Financing costs	22	(c)	(1,650)	-	(9,087)	(255)
Payments of loans and financings	22	(c)	(4,623)	(7,703)	(711,890)	(15,019)
Payments of lease liabilities	21	(b)	(2,164)	(3,516)	(6,790)	(11,849)
Dividends paid	1	(b)	-	(2,460)	(55,952)	(104,876)
Dividends not withdrawn			1,009	-	1,009	-
Repurchase of the Company’s own shares			-	-	-	(8,103)
Capital reduction of subsidiary – non-controlling interests			-	-	(1,826)	-
Net cash (used in) provided by financing activities			(7,428)	(13,679)	400,714	(126,478)

Foreign exchange effects on cash and cash equivalents			(2,331)	2,332	(27,011)	2,910
Other high liquid short term investments	13		67,179	-	67,179	-

(Decrease) increase in cash and cash equivalents			158,789	35,717	255,774	(246,208)
Cash and cash equivalents at the beginning of the period			795,603	751,013	698,618	1,032,938
Cash and cash equivalents at the end of the period			954,392	786,730	954,392	786,730

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5 of 44

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity
Unaudited
At and for the three-month period ended September 30
All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At June 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350
Net loss for the period	-	-	-	-	(150,237)	-	(150,237)	(21,029)	(171,266)
Other comprehensive loss for the period	-	-	-	-	-	(51,536)	(51,536)	(4,492)	(56,028)
Total comprehensive loss for the period	-	-	-	-	(150,237)	(51,536)	(201,773)	(25,521)	(227,294)
Capital increase from non-controlling interests	-	-	-	-	-	-	-	5,782	5,782
Total contributions by and distributions to shareholders	-	-	-	-	-	-	-	5,782	5,782
At September 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(156,205)	(129,499)	2,198,388	405,450	2,603,838

At June 30, 2020	132,438	-	993,755	1,245,418	(748,082)	(246,865)	1,376,664	246,157	1,622,821
Net loss for the period	-	-	-	-	(28,672)	-	(28,672)	(6,003)	(34,675)
Other comprehensive loss for the period	-	-	-	-	-	(15,461)	(15,461)	(2,112)	(17,573)
Total contributions by and distributions to shareholders	-	-	-	-	(28,672)	(15,461)	(44,133)	(8,115)	(52,248)
At September 30, 2020	132,438	-	993,755	1,245,418	(776,754)	(262,326)	1,332,531	238,042	1,570,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

6 of 44

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity
Unaudited
At and for the nine-month period ended September 30
All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2019	133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	-	-	-	-	71	-	71	-	71
Impact of the adoption of IFRIC 23	-	-	-	-	(4,023)	-	(4,023)	-	(4,023)
At January 1, 2019 after impacts of the adoption of new standards	133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net loss for the period	-	-	-	-	(143,851)	-	(143,851)	(12,416)	(156,267)
Other comprehensive (loss) income for the period	-	-	-	-	-	(50,211)	(50,211)	158	(50,053)
Total comprehensive loss for the period	-	-	-	-	(143,851)	(50,211)	(194,062)	(12,258)	(206,320)
Capital increase from non-controlling interests	-	-	-	-	-	-	-	27,946	27,946
Repurchase of the Company’s own shares	-	(8,103)	-	-	-	-	(8,103)	-	(8,103)
Dividends distribution to NEXA's shareholders - USD 0.53 per share	-	-	-	-	(69,832)	-	(69,832)	-	(69,832)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	-	-	-	(2,256)	-	-	(2,256)	(35,446)	(37,702)
Total contributions by and distributions to shareholders	-	(8,103)	-	(2,256)	(69,832)	-	(80,191)	(7,500)	(87,691)
At September 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(156,205)	(129,499)	2,198,388	405,450	2,603,838

At January 1, 2020	133,320	(9,455)	1,043,755	1,279,068	(158,980)	(140,256)	2,147,452	372,609	2,520,061
Reclassification – note 3 (Revision)	-	-	-	(33,650)	-	33,650	-	-	-
At January 1, 2020 after reclassification (Revised)	133,320	(9,455)	1,043,755	1,245,418	(158,980)	(106,606)	2,147,452	372,609	2,520,061
Net loss for the period	-	-	-	-	(609,201)	-	(609,201)	(96,585)	(705,786)
Other comprehensive loss for the period	-	-	-	-	-	(155,720)	(155,720)	(19,258)	(174,978)
Total comprehensive loss for the period	-	-	-	-	(609,201)	(155,720)	(764,921)	(115,843)	(880,764)
Dividends distribution to NEXA's shareholders - USD 0.38 per share	-	-	(50,000)	-	-	-	(50,000)	-	(50,000)
Cancellation of 881,902 treasury shares acquired for USD 9,455 – note 1 (i)	(882)	9,455	-	-	(8,573)	-	-	-	-
Dividends distribution to non-controlling interests - note 1 (b)	-	-	-	-	-	-	-	(5,332)	(5,332)
Capital reduction of subsidiary non-controlling interests - note 1 (k)	-	-	-	-	-	-	-	(13,392)	(13,392)
Total contributions by and distributions to shareholders	(882)	9,455	(50,000)	-	(8,573)	-	(50,000)	(18,724)	(68,724)
At September 30, 2020	132,438	-	993,755	1,245,418	(776,754)	(262,326)	1,332,531	238,042	1,570,573

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

7 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

1	General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, and two polymetallic mines in Brazil. The Company is also constructing another polymetallic mine in Brazil. The Company's mining operations comprise large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s major shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

Principal events and transactions

(a)	COVID-19 outbreak impacts on NEXA financial statements and operations

In March 2020, the World Health Organization characterized the current COVID-19 disease (“COVID-19”) as a pandemic. Since then, COVID-19 spread across the world with severe effects that impacted the global economy in general and the Company’s business. As a response to COVID-19, the Company implemented and continues to implement additional safety procedures in all its operations to ensure the health and safety of its employees, contractors and communities.

The Company also remains committed to the continuity of its business and has implemented measures to mitigate and reduce the impacts COVID-19 had and could still have on its operations, supply chain and financial condition.

Government authorities in the countries in which the Company operates, especially in Peru, have implemented policies in response to the COVID-19 global outbreak, which affected the Company’s financial position, results of operations and cash flow for the nine-month period ended on September 30, 2020, mainly during the second quarter of 2020.

In this context, in Peru, on March 15, 2020, the government declared a state of emergency in response to COVID-19, imposing operating restrictions on non-essential industries, which included the mining sector. The restriction period was continuously extended until May 10, 2020 and consequently, mining operations at Cerro Lindo, Atacocha and El Porvenir were suspended during this period and the operation of the Cajamarquilla smelter was reduced to approximately 50% of its production capacity. After the end of the state of emergency, operations at the Cerro Lindo and El Porvenir mining units began a gradual ramp up following personnel mobilization restrictions and strict health and safety protocols. Currently, Cerro Lindo and El Porvenir continue to operate subject to additional measures to control and mitigate the spread of COVID-19. The safety protocols implemented at each of the mines for incoming site personnel continue to limit the size and range of activity of the workforce available on site. Considering COVID-19 and its impact on the macroeconomic environment, the uncertain time for recovery and the Company’s efforts to reduce costs and improve operational efficiency, in June, the Company decided to keep operations of the higher-cost Atacocha underground mine suspended. Currently, the Company has still not defined how long this suspension will last and the decision will depend both on the duration and severity of the economic uncertainty related to COVID-19 and on an improvement in the mine’s economic viability. The Company has accrued a total of approximately USD 8,141 as of September 30, 2020 (USD 3,406 as of June 30, 2020) mainly of employee termination costs related to this suspension, which is the Company’s best estimate as of September 30, 2020. The Company expects these termination payments to be completed in the coming months.

8 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

In Brazil, the Company’s mining and smelting operations have been operating normally, with the exception of the Juiz de Fora smelter which operated at 60% of its normal production capacity in May and June, in anticipation of lower market demand due to global economic conditions. Beginning in July, this smelter returned to operate at close to full production and is expected to do so for the remainder of the year. Construction activities at the Aripuanã project continue to progress and production is scheduled to start in the beginning of 2022. The original project timeline was extended and the original capital expenditures estimates were revised upward following a comprehensive study of unanticipated external factors and internal issues, such as the delays in the project’s detailed engineering studies, which affected the estimated investment in mine development, consumables and spare parts; the additional infrastructure services due to issues experienced during earthworks activities; the impact of COVID-19; among others.

Although the Company’s operations continue their return to normal, the ultimate impact of the COVID-19 global outbreak on the Company’s financial performance, financial condition and cash flows, depends on its continuing duration and severity, on the efforts to contain its spread and on the impact of measures taken by the Company, governments and others in response. A new period of disruption or an extended global recession caused by the outbreak, could materially and adversely impact the Company’s results of operations, access to sources of liquidity and overall financial condition. As disclosed below, the Company has taken and continues to take measures to strengthen its cash position and enhance its short-term liquidity. Refer to note 22 for additional information.

(b)	Dividends distribution

On February 13, 2020, the Company’s Board of Directors proposed to proceed with an advance on dividend to the Company’s shareholders of record on March 16, 2020 of approximately USD 50,000, which was paid on March 30, 2020. Additionally, during the second quarter, the Company’s subsidiary Pollarix S.A. (“Pollarix”) declared and paid dividends in the amount of USD 5,332 to non-controlling interests owned by Votorantim Geração de Energia S.A. (“VGE”) which is a related party.

(c)	Repurchase of Nexa Peru Bonds

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of its outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes remain outstanding. Refer to note 22 (b) for additional information.

(d)	Loan agreement

On March 12, 2020, the Company, through its subsidiary Nexa Resources Peru S.A.A. (“Nexa Peru”), entered into a term loan with a global financial institution, in the principal amount of BRL (Brazilian reais) 477,000 thousand (approximately USD 100,000) with a 5-year maturity. Refer to note 22 (b) for additional information.

(e)	Export Credit Notes

At the end of March 2020, the Company entered into four Export Credit Note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) with maturity dates between 1 and 5 years. Refer to note 22 (b) for additional information.

On April 9, 2020, the Company entered into an additional export credit note agreement in the total principal amount of BRL 230,000 thousand, (approximately USD 45,297), with a 1-year maturity. Refer to note 22 (b) for additional information.

9 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(f)	Disbursement of Revolving Credit Facility

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its Revolving Credit Facility in the amount of USD 300,000. As of June 30, 2020, the amount was fully repaid with the proceeds obtained from the Bond Offering, described below. The Revolving Credit Facility remains available for the Company until October 2024. Refer to note 22 (b) for additional information.

(g)	Bond offering

On June 15, 2020, the Company concluded a Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 and an interest rate of 6.50% per year. This offering was made to refinance some of the Company’s existing debt, extending NEXA’s average debt term. Refer to note 22 (b) for additional information.

(h)	Debt prepayments

With the funds raised through the Bond Offering mentioned above, the Company prepaid:

(i) on June 19, 2020, the outstanding principal and accrued interest of an Export Facility Agreement in the amount of USD 100,246;

(ii) on June 23, 2020, the outstanding principal and accrued interest of the Revolving Credit Facility in the total amount of USD 301,348; and,

(iii) on June 29, 2020, the outstanding principal and accrued interest of an Export Credit Note in Brazil in the amount of USD 96,425.

(i)	Cancellation of treasury shares

On June 4, 2020, at NEXA’s Extraordinary General Meeting, the shareholders of the Company approved the cancellation of the 881,902 shares held in treasury, previously repurchased by the Company under its normal course issuer bid executed in 2018 and 2019.

(j)	Acquisition and transfer of the 7.7% participation in the Aripuanã Project between subsidiaries

On April 28, 2020, the Board of Directors of Nexa Peru approved the sale of this company’s participation in Mineração Dardanelos Ltda. (“Dardanelos”) at a USD 17,970 market value, corresponding to its 7.7% interest in the Aripuanã project, to Nexa Recursos Minerais S.A. (“Nexa Brazil”). After the acquisition executed in 2019 of a third party’s 30% non-controlling interest in the Aripuanã Project, this transfer between Nexa Peru and Nexa Brazil consolidates the project’s ownership in Nexa Brazil, NEXA’s principal wholly-owned subsidiary in Brazil. This sale, which was concluded in June, had no effect on NEXA’s consolidated financial statements.

(k)	Decrease in the subscribed capital from Pollarix

On April 22, 2020, NEXA’s subsidiary Pollarix reduced proportionally its subscribed capital in the amount, to be paid to its shareholders, of BRL 110,000 thousand (USD 20,057), of which BRL 73,334 thousand (USD 13,392) were related to non-controlling interests owned by VGE, a related party. Of the amount owed to VGE, Pollarix has already paid BRL 10,000 thousand (USD 1,826) and the remaining amount of BRL 63,334 thousand (USD 11,228 converted at the spot exchange rate on September 30, 2020) will be paid by the end of December 2020.

10 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(l)	BNDES new Loan agreement

On July 22, NEXA, through its subsidiary, Dardanelos, entered into a new loan agreement with the Brazilian Economic and Social Bank (“BNDES”) of up to BRL 750,000 thousand (approximately USD 140,000) at a cost of TLP (“taxa a longo prazo” or “Long term rate”) + 3.39%, with a maturity date in 2040. This agreement is guaranteed by Nexa Brazil and NEXA. The proceeds will be used to finance the ongoing construction of the Aripuanã project.

The Company expects to disburse the first part of the amount over the fourth quarter of 2020 and the remaining amount during 2021.

(m)	Unwinding of derivative financial instruments

On July 02, 2020, the Company unwound two derivative financial instruments at their respective mark to market (“MTM”) values at such date. As a result of this transaction, NEXA received net proceeds in cash of USD 3,691, which are included in the Cash Flow statement, in Operating activities. Also, an expense of USD 7,022 was registered in the Income statement, in Other financial items net, considering the difference between the MTM values on July 2nd and those registered as of June 30, 2020.

These derivatives were used to mitigate the exposure to the foreign currency risk associated with changes in the Brazilian real exchange rate:

- Collars, which were contracted in November 2018; and

- A cross-currency swap, which was contracted jointly with a NCE in November 2019.

2	Information by business segment

The presentation of segment results and reconciliation to loss before income tax in the condensed consolidated interim income statement is as follows:

				Three-month period ended
				September 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	206,035	422,113	(99,443)	9,121	537,826
Cost of sales	(146,475)	(336,318)	99,443	(14,131)	(397,481)
Gross profit	59,560	85,795	-	(5,010)	140,345

Selling, general and administrative	(18,393)	(15,817)	-	(2,430)	(36,640)
Mineral exploration and project development	(8,917)	(966)	-	(2,670)	(12,553)
Impairment of non-current assets	(56,857)	(8,264)		-	(65,121)
Other income and expenses, net	(6,447)	(3,672)	-	9,000	(1,119)
Operating (loss) income	(31,054)	57,076	-	(1,110)	24,912

Depreciation and amortization	40,943	20,235		181	61,359
Exceptional items (iii)	57,054	8,677	-	-	65,731
Adjusted EBITDA	66,943	85,988	-	(929)	152,002

Exceptional items (iii)					(65,731)
Depreciation and amortization					(61,359)
Net financial results					(61,941)
Loss before income tax					(37,029)

11 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

				Three-month period ended
				September 30, 2019
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	248,369	442,161	(124,477)	(2,485)	563,568
Cost of sales	(221,026)	(414,712)	124,477	7,142	(504,119)
Gross profit	27,343	27,449	-	4,657	59,449

Selling, general and administrative	(29,919)	(23,571)	-	(3,716)	(57,206)
Mineral exploration and project development	(30,950)	(2,553)	-	1	(33,502)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(1,585)	(431)	-	(2,464)	(4,480)
Operating (loss) income	(177,244)	894	-	(1,522)	(177,872)

Depreciation and amortization	68,183	23,661	-	1,654	93,498
Exceptional items (iii)	142,133	-	-	-	142,133
Adjusted EBITDA	33,072	24,555	-	132	57,759

Exceptional items (iii)					(142,133)
Depreciation and amortization					(93,498)
Net financial results					(57,117)
Loss before income tax					(234,989)

				Nine-month period ended
				September 30, 2020
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	479,024	1,068,532	(239,122)	7,973	1,316,407
Cost of sales	(447,887)	(890,860)	239,122	(4,235)	(1,103,860)
Gross profit	31,137	177,672	-	3,738	212,547

Selling, general and administrative	(49,301)	(46,800)	-	(11,359)	(107,460)
Mineral exploration and project development	(29,399)	(6,066)	-	(22)	(35,487)
Impairment of non-current assets	(503,544)	(46,171)	-	-	(549,715)
Other income and expenses, net	(16,612)	(1,554)	-	3,106	(15,060)
Operating (loss) income	(567,719)	77,081	-	(4,537)	(495,175)

Depreciation and amortization	117,486	63,302	-	296	181,084
Exceptional items (iii)	503,544	46,171	-	-	549,715
Adjusted EBITDA	53,311	186,554	-	(4,241)	235,624

Exceptional items (iii)					(549,715)
Depreciation and amortization					(181,084)
Net financial results					(281,755)
Loss before income tax					(776,930)

12 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

				Nine-month period ended
				September 30, 2019
	Mining	Smelting	Intersegment sales	Adjustments (ii)	Consolidated
Net revenues (i)	766,922	1,405,974	(424,396)	(1,608)	1,746,892
Cost of sales	(608,251)	(1,268,547)	424,396	(19,480)	(1,471,882)
Gross profit	158,671	137,427	-	(21,088)	275,010

Selling, general and administrative	(80,458)	(57,208)	-	(2,687)	(140,353)
Mineral exploration and project development	(78,911)	(6,079)	-	-	(84,990)
Impairment of non-current assets	(142,133)	-	-	-	(142,133)
Other income and expenses, net	(11,602)	(24,805)	-	22,905	(13,502)
Operating (loss) income	(154,433)	49,335	-	(870)	(105,968)

Depreciation and amortization	171,886	74,376	-	1,660	247,922
Exceptional items (iii)	142,133	-	-	-	142,133
Adjusted EBITDA	159,586	123,711	-	790	284,087

Exceptional items (iii)					(142,133)
Depreciation and amortization					(247,922)
Net financial results					(98,345)
Loss before income tax					(204,313)

(i) As more fully described in the consolidated financial statements at December 31, 2019, all revenues from products or services transferred to customers occurs at a point in time.

(ii) The internal information used for making decisions is prepared using IFRS based accounting measurements and management reclassifications between income statement line items, which are reconciled to the condensed consolidated interim financial statements in the column “Adjustments”. Reclassifications are primarily comprised of derivative financial instruments from Other income and expenses, net to Cost of sales, and certain overhead cost centers from Other income and expenses, net to Cost of sales and/or Selling, general and administrative.

(iii) Exceptional items are composed of impairment losses from non-current assets (refer to note 25) in the amount of USD 65,121 for the three-month period ended September 30, 2020 and USD 549,715 for the nine-month period ended September 30, 2020 (2019: USD 142,133) and miscellaneous adjustments.

3	Basis of preparation of the consolidated financial statements

These condensed consolidated interim financial statements at and for the three and nine-month periods ended September 30, 2020 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of cash flows for the three-month period ended September 30, 2020 and 2019.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended September 30, 2020 and 2019 in accordance with SEC Final Rule Release No. 33-10532, Disclosure Update and Simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2019 prepared in accordance with IFRS as issued by the IASB.

13 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the three and nine-month periods ended September 30, 2020 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

The Company reviewed the accounting policies related to the classification of royalties and validity fees in its financial statements during this period. As a result of this review, the Company made some immaterial reclassifications in the 2019 comparable information, which effects are described in notes 5, 6 and 7 to be consistent with 2020.

The COVID-19 pandemic has negatively impacted the Company’s results of operations, cash flows and financial position for the nine-month periods ended September 30, 2020. The Company’s condensed consolidated interim financial statements presented herein reflect estimates and assumptions made by management that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of revenues and expenses during the reporting periods presented. Such estimates and assumptions affect, among other things, the carrying amounts of the Company’s goodwill, long-lived assets, indefinite-lived intangible assets, inventory, deferred income taxes, and the allowance for doubtful accounts. Events and changes in circumstances arising after September 30, 2020, including those resulting from the impacts of COVID-19, will be reflected in management’s estimates for future periods.

These condensed consolidated interim financial statements of the Company for the three and nine-month periods ended September 30, 2020 were approved on October 29, 2020 to be issued in accordance with a resolution of the Board of Directors.

New and amended standards effective January 1, 2020

Several new or amended standards became applicable for the current reporting period. The Company does not expect any changes in its accounting policies or any retrospective adjustments as a result of the adoption of these standards and amendments.

Impact of new standards issued but not yet applied by the Company

During the current reporting period, the IASB issued thirteen new amendments to previously issued standards that are not yet effective and have not been applied by the Company. The Company does not believe that these new standards will have a material effect on its financial statements.

14 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

Revision of the condensed consolidated interim statement of changes in shareholders’ equity

The condensed consolidated interim statements of changes in shareholders’ equity have been revised to reflect an adjustment as of January 1, 2020 in the amount of USD 33,650 related to a reclassification affecting the cumulative translation reserve account within Accumulated Other Comprehensive Loss and Additional Paid in Capital in the statement of changes in shareholders’ equity, to correct a misclassification identified in these balances, with no effect to the total shareholders’ equity. This reclassification is not material for any of the periods presented and it has no impact on the Company’s financial position as of December 31, 2019, or the condensed consolidated interim income statement, comprehensive income, changes in shareholders’ equity or cash flows for the three and nine-month periods ended September 30, 2019.

4	Net revenues

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Gross revenues	589,027	615,374	1,440,027	1,913,485
Revenues from products (i) (ii)	570,629	595,514	1,395,170	1,857,466
Revenues from services	18,398	19,860	44,857	56,019
Taxes on sales (iii)	(50,315)	(51,009)	(121,428)	(163,449)
Return of products sales	(886)	(797)	(2,192)	(3,144)
Net revenues	537,826	563,568	1,316,407	1,746,892

(i) Revenues from products decreased in the three-month period ended in September 2020, mainly due to the lower mining production in Peru. Although the Cerro Lindo and El Porvenir mines restarted operations in May and have gradually increased their throughput rates, they were still limited by the size and range of activity of the workforce available on site, during this three-month period.

(ii) Revenues from products decreased in the nine-month period ended in September 2020, mainly due to significantly lower metal prices in the international markets combined with lower mining production due to the government imposed restriction period on the Company’s Peruvian operations, the impact of ramping-up after this restriction period and the continuing limited size and range of activity of the workforce available on site. This decrease in revenues is also a result of the lower smelting production, due to Cajamarquilla operating at 50% during the restricted period and Juiz de Fora operating at 60% of its capacity in May and June, due to lower market demand resulting from the COVID-19 pandemic.

(iii) For comparative purposes as explained in note 3, 2019 amounts reflect the reclassification of mining royalties from Net Revenues to Cost of sales of USD 146 and USD 355 for the three and nine-month periods ended on September 30, 2019, respectively. The 2020 amounts already consider this reclassification and are comparable.

15 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

5	Expenses by nature

			Mineral
		Selling,	exploration	Three-month period ended
	Cost of	general and	and project	2020	2019
	sales (iv)/(v)	administrative	development (vi)	Total	Total
Raw materials and consumables used (i)	(219,618)	(1,796)	-	(221,414)	(273,126)
Third-party services (ii)	(82,104)	(17,031)	(7,693)	(106,828)	(152,963)
Depreciation and amortization (iii)	(60,125)	(1,229)	(5)	(61,359)	(93,498)
Employee benefit expenses	(33,808)	(12,576)	(2,611)	(48,995)	(64,799)
Other expenses	(1,826)	(4,008)	(2,244)	(8,078)	(10,441)
	(397,481)	(36,640)	(12,553)	(446,674)	(594,827)

			Mineral
	Cost of	Selling,	exploration	Nine-month period ended
	sales	general and	and project	2020	2019
	(iv)/(v)	administrative	development (vi)	Total	Total
Raw materials and consumables used (i)	(598,987)	(4,574)	-	(603,561)	(805,352)
Third-party services (ii)	(216,245)	(38,250)	(21,264)	(275,759)	(416,238)
Depreciation and amortization (iii)	(177,225)	(3,844)	(15)	(181,084)	(247,922)
Employee benefit expenses	(105,642)	(41,756)	(7,940)	(155,338)	(182,229)
Other expenses	(5,761)	(19,036)	(6,268)	(31,065)	(45,484)
	(1,103,860)	(107,460)	(35,487)	(1,246,807)	(1,697,225)

(i) Raw materials and consumables used decreased in the three-month period ended in September 2020, mainly due to the lower mining production in the Company’s operations in Peru, as described in note 4. For the nine-month period, raw materials and consumables also decreased due to significantly lower concentrate prices combined with the lower production in the Company’s operations, as described in note 4.

(ii) Third-party services decreased in the three and nine-month periods ended in September 2020, mainly due to lower production in the Peruvian mining operations which decreased the services contracted for the mines’ preparation and development, lower maintenance services expenses and other expense reduction efforts.

(iii) Depreciation and amortization decreased in the three and nine-month periods ended in September 2020, mainly due to the reduction in the carrying amount of long-lived assets as a result of the impairment of non-current assets recorded in 2019 and in the first and third quarter of 2020. This decrease is also associated with the lower production in the Peruvian mining operations, since the Company uses the units of production method of depreciation and amortization for certain assets.

(iv) Refer to note 17 for information about idle capacity costs and inventory impairment, both mainly associated with the COVID-19 outbreak.

(v) For comparative purposes as explained in note 3, 2019 amounts reflect the reclassification of mining royalties from Net Revenues and from Other income and expenses, net to Cost of sales of USD 661 and 2,357 for the three and nine-month periods ended on September 30, 2019, respectively. The 2020 amounts already consider this reclassification and are comparable.

(vi) For comparative purposes as explained in note 3, 2019 amounts reflect the reclassification of validity fees from Other income and expenses, net to Mineral exploration and project development of USD 1,512 and 4,616 for the three and nine-month periods ended on September 30, 2019, respectively. The 2020 amounts already consider this reclassification and are comparable.

16 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

6	Mineral exploration and project development

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Mineral exploration (i)	(9,392)	(23,363)	(23,916)	(59,200)
Project development (FEL 1 and FEL 2)	(3,161)	(10,139)	(11,571)	(25,790)
	(12,553)	(33,502)	(35,487)	(84,990)

The decrease in mineral exploration and project development, in the three and nine-month periods ended in September 2020, is mainly related to the Company having revised its short-term capital allocation, temporarily suspended its greenfield projects and reduced its mineral exploration expenses in response to COVID-19. The effects of the temporary suspension of such projects have been reflected in the Company’s cash flow estimates for the impairment tests made as of March 31, 2020 and as of September 30, 2020.

(i) For comparative purposes as explained in note 3, 2019 amounts reflect the reclassification of validity fees from Other income and expenses, net to Mineral exploration and project development of USD 1,512 and 4,616 for the three and nine-month periods ended on September 30, 2019, respectively. The 2020 amounts already consider this reclassification and are comparable.

7	Other income and expenses, net

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Remeasurement of environmental obligations	(1,271)	(517)	4,025	3,395
(Provision) reversal of legal claims - note 24	126	(4,498)	(7,867)	(8,753)
Derivative financial instruments - note 15 (b)	4,818	(1,566)	(3,071)	75
(Loss) gain on sale of property, plant and equipment and intangible assets	(269)	1,590	(362)	608
Contributions to communities	(292)	(2,667)	(1,620)	(4,081)
Other operating income (expenses), net (i)	(4,231)	3,178	(6,165)	(4,746)
	(1,119)	(4,480)	(15,060)	(13,502)

(i) For comparative purposes as explained in note 3, 2019 amounts reflect the reclassification of mining royalties from Other income and expenses, net to Cost of sales of USD 515 and USD 2,002 and of validity fees from Other income and expenses, net to Mineral exploration and project development of USD 1,512 and USD 4,616 for the three and nine-month periods ended on September 30, 2019, respectively. The 2020 amounts already consider this reclassification and are comparable. Additionally, as of September 30, 2020, this amount includes the USD 8,141 mainly associated with employee termination costs related to the temporary suspension of Atacocha's underground mine as explained in note 1 (a).

17 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

8	Net financial results

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Financial income
Interest income on financial investments and cash equivalents	1,152	5,745	6,187	16,913
Other financial income	1,062	829	3,079	1,996
	2,213	6,574	9,266	18,909

Financial expenses
Interest on loans and financings	(29,187)	(12,546)	(71,498)	(49,096)
Premium paid on bonds repurchase (i)	-	-	(14,481)	-
Interest on other liabilities	(2,036)	(1,944)	(5,909)	(7,731)
Interest on contractual liabilities	(1,426)	(1,578)	(4,412)	(4,966)
Interest on lease liabilities - note 21 (b)	(403)	(1,269)	(1,439)	(3,143)
Other financial expenses	(9,722)	(8,761)	(23,872)	(25,037)
	(42,774)	(26,098)	(121,611)	(89,973)

Other financial items, net (ii)
Foreign exchange loss (iii)	(12,540)	(32,911)	(151,422)	(27,186)
Derivative financial instruments – note 15 (b)	(11,950)	(4,682)	(13,531)	(95)
Fair value of loans and financings – note 22 (c)	3,110	-	(4,457)	-
	(21,380)	(37,593)	(169,410)	(27,281)

Net financial results	(61,941)	(57,117)	(281,755)	(98,345)

(i) Amount related to the premium paid on the bonds repurchased in the tender offer made on February 24, 2020. Refer to note 22 (b) for additional information.

(ii) Since September 30, 2020, the Company is presenting the income and expenses from derivative financial instruments and from the changes in the fair value of loans and financings by their net results, since this is the way how management analyzes these items. Consequently, the Company has adjusted the financial income and the financial expenses subtotals for the comparative periods in the income statement.

(iii) The increase in foreign exchange losses, in the nine-month period ended September 30, 2020, is mainly driven by the significant devaluation of BRL against USD, which affected Nexa Brazil’s financial liabilities denominated in USD by 34% for this period. The amount of USD 86,261 included in the foreign exchange losses, for the nine-month period ended September 30, 2020, is related to the outstanding USD denominated intercompany debt of Nexa Brazil with NEXA (USD 7,225 for the three-month period ended September 30, 2020). Intercompany loan balances are fully eliminated in the consolidated financial statements; however, foreign exchange losses or gains are not eliminated in the consolidated financial statements. As of September 30, 2020, the outstanding intercompany balance is USD 250,177 (December 31, 2019: USD 250,570).

18 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

9	Current and deferred income tax

(a)	Reconciliation of income tax benefit (expense)

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Loss before income tax	(37,029)	(234,989)	(776,930)	(204,313)
Standard rate	24.94%	24.94%	24.94%	24.94%

Income tax benefit at standard rate	9,235	58,607	193,766	50,956
Difference in tax rate of subsidiaries outside Luxembourg	541	6,463	36,572	9,007
Special mining levy and special mining tax	(762)	(49)	(1,215)	(5,074)
Deferred tax on net operating losses (i)	(4,297)	-	(33,897)	-
Withholding tax on dividends paid by subsidiaries	-	-	-	(9,764)
Deferred charges on exchange variation of non-monetary entries	(2,969)	10,780	(25,161)	13,038
Impairment of goodwill (ii)	-	-	(78,197)	-
Other permanent tax differences	606	(12,078)	(20,724)	(10,117)
Income tax benefit	2,354	63,723	71,144	48,046

Current	(21,148)	(9,862)	(41,645)	(36,492)
Deferred	23,502	73,585	112,789	84,538
Income tax benefit	2,354	63,723	71,144	48,046

(i) During the nine-month period ended on September 30, 2020, Nexa Resources Atacocha S.A.A (“Nexa Atacocha”) derecognized deferred income taxes in relation to temporary differences that will not be recovered and may not give rise to future tax consequences.

(ii) In March, the Company recognized an impairment of goodwill (for additional information refer to note 25) and its deferred income tax will not be recovered and may not give rise to future tax consequences.

(b)	Analysis of deferred income tax assets and liabilities

	September 30, 2020	December 31, 2019
Tax credits on net operating losses (i)	105,546	160,905
Uncertain income tax treatments (ii)	(6,543)	(9,779)
Tax credits on temporary differences
Foreign exchange losses	56,834	31,027
Environmental liabilities	15,135	24,293
Asset retirement obligations	19,476	18,751
Tax, civil and labor provisions	6,207	6,962
Other provisions	8,103	7,933
Provision for obsolete and slow-moving inventory	6,184	5,734
Provision for employee benefits	4,538	7,270
Revaluation of derivative financial instruments	5,538	2,864
Other	24,638	11,517

Tax debits on temporary differences
Depreciation, amortization and asset impairment	(177,216)	(247,552)
Revaluation of loans and financings	(3,640)	-
Capitalized interests	(9,052)	(28,505)
Other	(4,309)	(1,757)
	51,439	(10,337)

Deferred income tax assets	269,710	262,941
Deferred income tax liabilities	(218,271)	(273,278)
	51,439	(10,337)

19 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(i) The decrease in tax benefits on net operating losses, in the nine-month period ended on September 30, 2020, is mainly driven by the devaluation of the BRL against USD during this period, which affected the Company’s tax credits from the Company’s Brazilian legal entities.

(ii) The decrease in uncertain income tax treatments is mainly related to settlements of certain income tax uncertain positions in Nexa Peru and Nexa Atacocha.

(c)	Effects of deferred tax on income statement and other comprehensive income

	September 30, 2020	December 31, 2019
Balance at the beginning of the period	(10,337)	(97,444)
Effect on income for the period	112,789	103,255
Effects on other comprehensive (loss) income (i)	(55,338)	453
Impact of IFRIC 23 adoption	-	(10,070)
Foreign exchange (loss) gain	4,325	(6,531)
Balance at the end of the period	51,439	(10,337)

(i) The main effect is related to foreign translation losses and gains. The decrease, as of September 30, 2020, is due to the foreign translation driven by the BRL devaluation against USD during this period.

(d)	Summary of contingent liabilities on income taxes

There are uncertainties and legal proceedings for which it is unlikely that an outflow of economic resources will be required. In such cases, a provision is not recognized. As of September 30, 2020, the main legal proceedings are related to the carryforward calculation of net operating losses and deductibility of foreign exchange losses and other expenses. The estimated amount of these contingent liabilities is USD 167,239 (December 31, 2019: USD 182,380). The decrease in the contingent liabilities on income taxes is mainly driven by the BRL and PEN devaluation against USD during this period.

10	Financial risk management

Financial risk factors

The Company’s activities expose it to a variety of financial risks: a) market risk (including currency risk, interest rate risk and commodities risk); b) credit risk; and c) liquidity risk.

A significant portion of the products sold by the Company are commodities, with prices pegged to international prices observed in the London Metal Exchange ("LME") and denominated in USD. Part of the production costs, however, is denominated in BRL and Peruvian Soles (“PEN”), and therefore, there is a currencies mismatch between revenues and costs. Additionally, the Company has debts linked to different indices and currencies, which may impact its cash flows

In order to mitigate the potential adverse effects of each financial risk factor, the Company follows a Financial Risk Management Policy that establishes governance and guidelines for the financial risk management process, as well as metrics for measurement and monitoring. This policy establishes guidelines and rules for:

(i) Commodities Exposure Management, (ii) Foreign Exchange Exposure Management, (iii) Interest Rate Exposure Management, (iv) Issuers and Counterparties Risk Management, and (v) Liquidity and Financial Indebtedness Management. All strategies and proposals must comply with the Financial Risk Management Policy guidelines and rules, be presented to and discussed with the Finance Committee of the board of directors, and, when applicable, submitted for the approval of the Board of Directors, under the governance structure described in the Financial Risk Management Policy.

20 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(a)	Market risk

The purpose of the market risk management process is to protect the Company's cash flow against adverse events, such as changes in foreign exchange rates, interest rates and commodity prices.

(i)	Foreign exchange rates risk

Foreign exchange rates risk is managed through the Company’s Financial Risk Management Policy, which states that the objectives of derivative transactions are to reduce cash flow volatility, hedge against foreign exchange exposure and minimize currency mismatches.

All actions related to the market risk management process are intended to protect cash flows in USD, to maintain the ability to pay financial obligations, and comply with liquidity and indebtedness levels defined by management.

Presented below are the financial assets and liabilities in foreign currencies at September 30, 2020. These mainly result from the foreign operations of Nexa Brazil for which the functional currency is the BRL. The increased economic uncertainty and risks due to the COVID-19 global outbreak introduced significant volatility in foreign exchange rates in relation to the USD that impacted NEXA since the Company has foreign operations mainly related to Nexa Brazil.

Intercompany loans balances are fully eliminated in the condensed consolidated interim financial statements. However, the related foreign exchange gains or losses are not and are presented as foreign exchange effects in the financial results. Refer to note 8 for additional information.

USD amounts of foreign currency balances	September 30, 2020	December 31, 2019
Assets
Cash, cash equivalents and financial investments	182,142	109,511
Derivative financial instruments	19,496	15,596
Trade accounts receivables	37,636	27,883
	239,274	152,990
Liabilities
Loans and financings	352,256	119,095
Derivative financial instruments	30,891	16,134
Trade payables	143,376	194,646
Lease liabilities	20,660	22,020
Use of public assets	17,967	23,279
	565,150	375,174
Net exposure	(325,876)	(222,184)

Because of the COVID-19 global outbreak, foreign exchange rates have become more volatile and therefore the Company has been affected by higher variations in its foreign exchange results.

(ii)	Interest rates risk

The Company's interest rate risk arises mainly from long-term loans. Loans at variable rates expose the Company to cash flow interest rate risk. Loans at fixed rates expose the Company to fair value risk associated with interest rates. Refer to note 22 for further information related to interest rates.

The Company’s Financial Risk Management Policy establishes guidelines and rules to hedge against changes in interest rates that impact the Company’s cash flows of the Company. Exposure to each interest rate is projected until the maturity of the assets and liabilities exposed to the interest rate. Occasionally the Company enters into floating to fixed interest rate swaps to manage its cash flow interest rate risk.

As of September 30, 2020, there have been no significant impacts on the Company’s exposure to interest rate risk as a result of the COVID-19 global outbreak.

21 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(iii)	Commodity prices risk

This risk is related to the volatility in the prices of the Company's commodities. Prices fluctuate depending on demand, production capacity, producers' inventory levels, the commercial strategies adopted by large producers, and the availability of substitutes for these products in the global market.

The Company’s Financial Risk Management Policy establishes guidelines to mitigate the risk of fluctuations in commodity prices that could impact the cash flows of the Company. The exposure to the price of each commodity considers the monthly projections of production, purchases of inputs and the maturity flows of hedges associated with them.

Commodity prices hedge transactions are classified into the following hedging strategies:

Hedges for sales of zinc at a fixed price (Customer Hedge)

The objective is to convert sales at fixed prices to floating prices, observed on the London Metal Exchange (LME). The purpose of the strategy is to maintain the revenues of a business unit linked to the LME prices. These transactions usually relate to purchases of zinc for future settlement on the over-the-counter market.

Hedges for mismatches of quotational periods (Book Hedge)

The objective is to hedge quotational periods’ mismatches arising between the purchases of metal concentrate or processed metal and the sale of the processed metal. These transactions usually relate to purchases and sales of zinc for future trading on the over-the-counter market.

Hedges for the operating margin of metals (Strategic Hedge)

The objective is to reduce the volatility of the cash flow from LME prices for zinc, copper and silver and ensure a more predicable operating margin. This strategy is carried out through the sale of zinc forward contracts. For Nexa Brazil, the transaction also involves the sale of USD forward contracts in order to hedge the operating margin in BRL.

(b)	Credit risk

Trade receivables, derivative financial instruments, term deposits, bank deposit certificates ("CDBs") and government securities create exposure to credit risk with respect to the counterparties and issuers. The Company has a policy of making deposits in financial institutions that have, at least, a rating from two of the following international rating agencies: Fitch, Moody’s or Standard & Poor’s. The minimum rating required for counterparties is A+/A1 (local rating scale) or BBB-/Baa3 (global rating scale). Financial institutions in Peru, where only global rating assessments are available, can meet the Company’s policy provided they have a rating of "BBB-" by at least one rating agency.

The pre-settlement risk methodology is used to assess counterparty risks in derivative transactions. This methodology consists of determining the risk associated with the likelihood (via Monte Carlo simulations) of a counterparty defaulting on the financial commitments defined by contract.

The global ratings are obtained from the rating agencies Fitch, Moody's and Standard & Poor's, and are related to commitments in foreign or local currency and, in both cases, assess the capacity to honor these commitments, using a scale applicable on a global basis. Therefore, both ratings in foreign currency and in local currency are internationally comparable ratings.

The ratings used by the Company are always the most conservative ratings of the referred agencies.

22 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and nine-month periods ended September 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

In the case of credit risk arising from customer credit exposure, the Company assesses the credit quality of the customer, considering mainly the history of the relationship and financial indicators defining individual credit limits, which are continuously monitored. The Company performs initial analyses of customer credit and, when deemed necessary, guarantees or letters of credit are obtained to mitigate the credit risk. Additionally, most sales to the United States of America, Europe and Asia are collateralized by letters of credit and credit insurance. Refer to note 16 for additional information.

The following table reflects the credit quality of issuers and counterparties for transactions involving cash and cash equivalents, financial investments and derivative financial instruments. The variations presented are mainly related to the Company's transactions in the period and not to changes in the counterparties’ ratings.

		September 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Cash and cash equivalents
AAA	82,186	-	82,186	11,243	-	11,243
AA+	2	-	2	5,997	-	5,997
AA	12,489	-	12,489	18	99,853	99,871
AA-	17,065	20,039	37,104	1	10,869	10,870
A+	-	253,317	253,317	-	156,032	156,032
A	-	166,399	166,399	-	230,084	230,084
A-	-	288,400	288,400	-	38,824	38,824
BBB+	-	80,057	80,057	-	67,467	67,467
BBB	-	17,584	17,584	-	23,552	23,552
BBB-	-	11,524	11,524	-	31,416	31,416
No rating (i)	2	5,328	5,330	3	23,259	23,262
	111,744	842,648	954,392	17,262	681,356	698,618

		September 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Financial investments
AAA	24,828	-	24,828	44,985	-	44,985
AA+	1,328	-	1,328	8,170	-	8,170
AA	-	-	-	352	-	352
AA-	901	-	901	656	-	656
No rating (i)	3,378	-	3,378	4,612	-	4,612
	30,435	-	30,435	58,775	-	58,775

		September 30, 2020			December 31, 2019
	Local rating	Global rating	Total	Local rating	Global rating	Total
Derivative financial instruments
AAA	3,208	-	3,208	16,025	-	16,025
AA	-	-	-	-	1,029	1,029
A+	-	8,030	8,030	-	422	422
A-	-	20,133	20,133	-	2,048	2,048
	3,208	28,163	31,371	16,025	3,499	19,524

(i) Refers to subsidiaries of international financial institutions that do not have a global rating available in the international rating agencies. According to the Company's policy, for these financial institutions, the rating of the financial institution controlling entities is assumed, which must be at least BBB-.

23 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and nine-month periods ended September 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

(c)  Liquidity risk

This risk is managed through the Company's Financial Risk Management Policy, which aims to ensure the availability of funds to meet the Company’s financial commitments. The main liquidity measurement and monitoring instrument is the cash flow projection, using a minimum projection period of 12 months from the benchmark date.

The table below shows the Company's financial liabilities to be settled by the Company based on their maturity (the remaining period from the balance sheet up to the contractual maturity date). The amounts shown represent the estimated undiscounted future cash flow, which include interest to be incurred and, accordingly, do not reconcile directly with the amounts presented in the condensed consolidated interim balance sheet.

September 30, 2020	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	224,180	198,048	686,069	1,381,731	2,490,028
Lease liabilities	13,821	12,750	97	-	26,668
Derivative financial instruments	6,948	10	30,788	93	37,839
Trade payables	313,678	-	-	-	313,678
Confirming payables	95,739	-	-	-	95,739
Salaries and payroll charges	54,626	-	-	-	54,626
Dividends payable	4,541	-	-	-	4,541
Related parties	11,228	494	-	-	11,722
Asset retirement and environmental obligations	31,295	42,458	77,737	213,156	364,646
Use of public assets	1,095	2,532	2,853	22,299	28,779
	757,151	256,292	797,544	1,617,279	3,428,266

December 31, 2019	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
Loans and financings	91,511	342,095	610,750	842,222	1,886,578
Lease liabilities	17,903	16,361	120	-	34,384
Derivative financial instruments	8,272	6,918	6,577	51	21,818
Trade payables	414,080	-	-	-	414,080
Confirming payables	82,770	-	-	-	82,770
Salaries and payroll charges	58,919	-	-	-	58,919
Dividends payable	6,662	-	-	-	6,662
Related parties	-	834	-	-	834
Asset retirement and environmental obligations	19,001	68,296	76,629	273,484	437,410
Use of public assets	1,446	3,177	3,581	30,729	38,933
	700,564	437,681	697,657	1,146,486	2,982,388

In the second quarter, the Company took measures to enhance its short-term liquidity to mitigate the effects of the economic scenario due to the COVID-19 global outbreak on the Company’s cash flows. Such measures included the strengthening of its cash position by incurring new loans and obtaining new financings. As a result, the total amount of financial liabilities, related to Loans and financings, maturing between less than 1 year increased by the amount of USD 132,669. During the third quarter and given that the Company’s operation are returning to normal, as explained in note 1, there was no need to incur any additional liquidity measures. Refer to note 22 for information about debt covenants.

(d)  Capital management

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern, so it can continue to provide returns for shareholders and benefits for other stakeholders; and to maintain an optimal capital structure to reduce the cost of capital.

24 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and nine-month periods ended September 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

In order to maintain or adjust the capital structure, the Company may adjust the level of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets or metals produced to reduce debt. The Company monitors capital mainly using the leverage ratio, calculated as net debt to Adjusted EBITDA.

Net debt and Adjusted EBITDA measures should not be considered in isolation or as a substitute for net income or operating income, as indicators of operating performance, or as alternatives to cash flow as measures of liquidity. Additionally, management’s calculation of Adjusted EBITDA may be different from the calculation used by other companies, including competitors in the mining and smelting industry, so these measures may not be comparable to those of other companies.

	Note	September 30, 2020	December 31, 2019
Loans and financings	22	1,921,275	1,508,557
Lease liabilities	21	26,668	34,384
Derivative financial instruments	15	6,468	2,294
Cash and cash equivalents	13	(954,392)	(698,618)
Financial investments	14	(30,435)	(58,775)
Net debt (i)		969,584	787,842

Loss for the year		(708,526)	(159,007)
Plus (less):
Depreciation and amortization		251,053	317,892
Net financial results		288,264	104,854
Income tax benefit		(79,970)	(56,873)
EBITDA (ii)		(249,179)	206,866

Exceptional items		549,715	142,133
Adjusted EBITDA (i)		300,536	348,999

Leverage ratio (Net debt/Adjusted EBITDA)		3.23	2.26

(i) Net debt is defined as (a) loans and financings, plus or minus (b) the fair value of derivative financial instruments less (c) cash and cash equivalents, less (d) financial investments. Adjusted EBITDA for capital management calculation uses the same assumptions described in note 2 for Adjusted EBITDA by segment.

(ii) EBITDA for Leverage ratio purpose is comprised of the prior 12 months profits and losses of the Company for the disclosed period. Refer to note 22 for information regarding financial covenants clauses in debt contracts.

25 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and nine-month periods ended September 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

11	Sensitivity analysis

Presented below is a sensitivity analysis of the main risk factors that affect the pricing of the outstanding financial instruments relating to cash and cash equivalents, financial investments, loans and financing, and derivative financial instruments. The main sensitivities are the exposure to changes of the US Dollar exchange rate, the London Interbank Offered Rate (LIBOR) and Interbank Deposit Certificate (CDI) interest rates, the US Dollar coupon and the commodity prices. The scenarios for these factors are prepared using market sources and other relevant sources, in compliance with the Company's policies.

The scenarios at September 30, 2020 are described below:

•	Scenario I: considers a change in the market forward yield curves and quotations as of September 30, 2020, according to the base scenario defined by the Company for the next 3 months, on December 31, 2020.

•	Scenario II: considers a change of + or -25% in the assumptions as of September 30, 2020.

•	Scenario III: considers a change of + or -50% in the assumptions as of September 30, 2020.

							Impacts on income statement					Impacts on statement of comprehensive income
							Scenarios II and III					Scenarios II and III
Risk factor	Quotation at September 30, 2020	Cash and cash equivalents and financial investments	Loans and financings	Derivative financial instruments	Changes from 2020	Scenario I	-25%	-50%	+25%	+50%	Scenario I	-25%	-50%	+25%	+50%
Foreign exchange rates
BRL	5.6407	142,179	350,563	(11,395)	6.43%	(16)	(1,543)	(3,085)	1,543	3,085	(7,393)	28,752	57,504	(28,752)	(57,504)
EUR	1.1724	1,994	-	-	0.65%	13	(498)	(997)	498	997	-	-	-	-	-
PEN	3.6003	34,369	2,788	-	2.87%	905	(7,895)	(15,791)	7,895	15,791	-	-	-	-	-
CAD	1.3325	1,391	-	-	0.95%	-	-	-	-	-	13	(348)	(696)	348	696
NAD	16.7100	2,209	-	-	3.77%	-	-	-	-	-	83	(552)	(1,104)	552	1,104
Interest rates
BRL - CDI	1.90%	142,166	185,604	(11,395)	1 bps	(400)	6,648	13,851	(6,146)	(11,840)	-	-	-	-	-
USD - LIBOR	0.21%	-	242,352	(7,728)	6 bps	(97)	(238)	(478)	235	468	1	(2)	(4)	2	4

Price - commodities
Zinc	2,413	-	-	4,927	(4.68)%	5,312	28,358	56,716	(28,358)	(56,716)	(632)	(3,372)	(6,743)	3,372	6,743

26 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements
Unaudited
At and for the three and nine-month periods ended September 30, 2020
All amounts in thousands of US dollars, unless otherwise stated

12	Financial instruments

(a)	Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instruments in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

			September 30, 2020
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13		954,392	-	954,392
Financial investments	14		30,435	-	30,435
Derivative financial instruments	15	(a)	-	31,371	31,371
Trade accounts receivables	16		103,863	78,412	182,275
Related parties (i)			744	-	744
			1,089,434	109,783	1,199,217

			September 30, 2020
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	22	(a)	1,744,007	177,268	1,921,275
Lease liabilities	21	(b)	26,668	-	26,668
Derivative financial instruments	15	(a)	-	37,839	37,839
Trade payables			313,678	-	313,678
Confirming payables			95,739	-	95,739
Use of public assets (ii)			17,967	-	17,967
Related parties (ii)			11,722	-	11,722
			2,209,781	215,107	2,424,888

			December 31, 2019
Assets per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Cash and cash equivalents	13		698,618	-	698,618
Financial investments	14		58,775	-	58,775
Derivative financial instruments	15	(a)	-	19,524	19,524
Trade accounts receivables	16		107,995	69,236	177,231
Related parties (i)			744	-	744
			866,132	88,760	954,892

			December 31, 2019
Liabilities per balance sheet	Note		Amortized cost	Fair value through profit or loss	Total
Loans and financings	22	(a)	1,411,179	97,378	1,508,557
Lease liabilities	21	(b)	34,384	-	34,384
Derivative financial instruments	15	(a)	-	21,818	21,818
Trade payables			414,080	-	414,080
Confirming payables			82,770	-	82,770
Use of public assets (ii)			23,279	-	23,279
Related parties (ii)			834	-	834
			1,966,526	119,196	2,085,722

(i) Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

27 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Fair value by hierarchy

			September 30, 2020
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	15	-	31,371	31,371
Trade accounts receivables		-	78,412	78,412
		-	109,783	109,783
Liabilities
Loans and financings designated at fair value (i)		-	177,268	177,268
Derivative financial instruments		-	37,839	37,839
		-	215,107	215,107

			December 31, 2019
	Note	Level 1	Level 2	Total
Assets
Derivative financial instruments	15	-	19,524	19,524
Trade accounts receivables		-	69,236	69,236
		-	88,760	88,760
Liabilities
Loans and financings designated at fair value (i)		-	97,378	97,378
Derivative financial instruments		-	21,818	21,818
		-	119,196	119,196

(i) Loans and financings are measured at amortized cost, except for certain contracts for which the Company has elected the fair value option. The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)	Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2019.

There were no reclassifications between fair value levels in the nine-month period ended September 30, 2020. None of the financial instruments were classified as Level 3 as of September 30, 2020.

Fair value estimates were assessed by the Company to evaluate the impacts of the COVID-19 global outbreak and the only impact identified is related to the changes in the Company’s credit risk which affect the fair value of debts which are designated as fair value option. Refer to note 22 (c).

13	Cash and cash equivalents

(a)	Composition

	September 30, 2020	December 31, 2019
Cash and banks	113,377	299,374
Term deposits (i)	841,015	399,244
	954,392	698,618

The increase in the cash and cash equivalents balance, as of September 30, 2020, is mainly because of the new loans and financings taken by the Company during the first half of 2020 as explained in note 22.

(i) As part of its strategy to enhance liquidity during 2020 and to meet its cash operating commitments, the Company made a reclassification of USD 67,179 from financial investments to cash and cash equivalents.

28 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Changes in operating assets and liabilities

	Three-month period ended		Nine-month period ended
	2020	2019	2020	2019
Decrease (increase) in assets
Trade accounts receivables (i)	(57,674)	12,285	(35,394)	16,835
Inventory (ii)	(20,308)	11,305	45,239	(41,450)
Other assets (iii)	5,516	36,153	(1,681)	(50,105)

Increase (decrease) in liabilities
Trade payables (iv)	67,359	7,782	(6,159)	(34,484)
Confirming payables (v)	38,597	12,899	12,969	8,357
Contractual liabilities	(3,893)	(5,002)	(19,490)	(17,660)
Other liabilities (vi)	22,477	12,222	7,601	32,236
	52,074	87,644	3,085	(86,271)

(i) Changes in trade accounts receivable in the nine-month period ended September 30, 2020, are mainly due to the lower revenues as explained in note 4.

(ii) Changes in inventories in the nine-month period, are mainly due to lower purchases of raw materials, mainly for the Company’s smelter segment that uses zinc concentrate in its operations, and also to the decrease in mining production in Peru and smelting production in Peru and Brazil.

(iii) Changes in other assets in the nine-month period, are mainly due to the variation of derivative financial instruments, refer to note 15 for additional information.

(iv) Changes in trade payables in the nine-month period, are mainly due to lower contracted services and reduced purchases from suppliers as explained in note 5.

(v) Changes in confirming payables in the nine-month period, are due to reverse factoring transactions in Cajamarquilla, mainly due to new operations carried out with additional suppliers since July 2020.

(vi) Changes in other liabilities in the nine-month period, are mainly due to the increase of the income tax payable in Nexa Peru and Nexa CJM.

(c)  Non-cash transactions

During the nine-month period ended September 30, 2020, the Company had additions related to asset retirement obligations in the amount of USD 6,722 (September 30,2019: USD 7,215); additions to right-of-use assets in the amount of USD 5,339 (September 30,2019: USD 3,517); liabilities to increase property, plant and equipment in the amount of USD 7,511; and, a liability with a related party arising from the Pollarix’s capital reduction, as explained in note 1 (k), in the amount of USD 11,228.

14	Financial investments

(a)	Composition

	September 30, 2020	December 31, 2019
Investment fund quotas	27,711	28,126
Bank certificates of deposit	2,724	25,540
Other	-	5,109
	30,435	58,775

The decrease in financial investments, as of September 30, 2020, is mainly related to the reclassification of funds to cash and cash equivalents as explained in note 13.

29 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

15	Derivative financial instruments

(a)	Fair value by strategy

		September 30, 2020		December 31, 2019
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	234,423	2,530	258,220	(713)
			2,530		(713)
Sales of zinc at a fixed price
Zinc forward	ton	22,649	2,398	15,252	(1,043)
			2,398		(1,043)
Interest rate risk
LIBOR vs. CDI (i) (ii)	USD	-	-	90,000	(1,413)
IPCA vs. CDI	BRL	226,880	1,261	226,880	1,482
			1,261		69
Foreign exchange risk
BRL vs. USD (i)	BRL	477,000	(12,657)	-	-
Collars USD vs. BRL (ii)	BRL	-	-	653,148	(607)
			(12,657)		(607)

			(6,468)		(2,294)
Current assets			17,762		4,835
Non-current assets			13,609		14,689
Current liabilities			(6,948)		(8,276)
Non-current liabilities			(30,891)		(13,542)

(i) Related to derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 22 (c) for additional information.

(ii) On July 02, 2020, the Company unwound the related derivative financial instruments. For additional information refer to note 1(m).

(b)	Changes in fair value in the nine-month period ended

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	338	(4,682)	2,978	(1,740)	-	(760)	(7,108)
Sales of zinc at a fixed price	-	-	-	(1,331)	-	-	(4,771)
Interest rate risk – LIBOR vs. CDI (i)	-	-	-	-	16,982	-	15,568
Interest rate risk – IPCA vs. CDI	-	-	-	-	211	-	432
Foreign exchange risk - BRL vs USD (i)	-	-	-	-	(12,657)	-	-
Foreign exchange risk – Collars USD vs. BRL (ii)	-	-	-	-	(18,067)	-	(18,675)
	338	(4,682)	2,978	(3,071)	(13,531)	(760)	(14,554)

(i) Related to the changes in fair value of certain derivative financial instruments entered into at the same time of certain debt contracts in order to manage some of the risks of such debt contracts. Refer to note 22 (c) for additional information.

(ii) Related to zero cost collars entered into to manage foreign currency risk on the Aripuanã project capital expenditures, that were unwound on July 02, 2020, as described in note 1 (m) and 15 (a) above. Losses were driven by the devaluation of the BRL against USD during the nine-month period ended September 30, 2020.

30 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

16	Trade accounts receivables

(a)	Composition

	September 30, 2020	December 31, 2019
Trade accounts receivables	183,507	175,948
Related parties	2,043	3,620
Impairment of trade accounts receivables (i)	(3,275)	(2,337)
	182,275	177,231

(i) The COVID-19 global outbreak could have changed the risk profile of the Company’s customers, especially those clients that might have transactions, or are located in areas, which are affected, or are more prone to be economically affected. As such risks increase, the Company expects an increase in impairment losses on trade accounts receivables. As of September 30, 2020, the Company has taken an impairment, related to COVID-19, of USD 599 in order to reflect the actual economic scenario and the deterioration in the risk profile of the Company´s clients.

(b)	Analysis by currency

	September 30, 2020	December 31, 2019
Brazilian Real	36,599	26,817
US Dollar	144,639	149,348
Other	1,037	1,066
	182,275	177,231

(c)	Aging of trade accounts receivables

	September 30, 2020	December 31, 2019
Current	177,281	150,134
Up to 3 months past due	5,404	26,810
From 3 to 6 months past due	229	135
Over 6 months past due	2,636	2,489
	185,550	179,568
Impairment	(3,275)	(2,337)
	182,275	177,231

17	Inventory

(a)	Composition

	September 30, 2020	December 31, 2019
Finished products (i)	86,719	106,595
Semi-finished products (i)	44,099	89,239
Raw materials (i)	43,194	50,848
Auxiliary materials and consumables	67,115	76,974
Inventory provisions (ii)	(27,839)	(28,398)
	213,288	295,258

(i) The decrease in inventories, as of September 30, 2020, is mainly due to lower purchases of raw materials, mainly for the Company smelter segment that uses zinc concentrate in its operations, and also to the decrease in mining production in Peru and smelting production in Peru and Brazil.

(ii) As a result of the lower metal prices in the nine-month period ended September 30, 2020, a provision to reduce inventory costs to net realizable value in the amount of USD 2,934 has been recognized in cost of sales. Any additional economic downturn associated with the COVID-19 global outbreak might impact the Company’s capacity to sell its inventories as global demand for its products decreases. As a result, an additional provision for non-realizable inventories might be required in the future.

31 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

Due to lower mining production and smelting production in Peru because of the Peruvian government’s mandates in response to the COVID-19 outbreak (as explained in Note 1) and also due to the 40% reduction in production at Juiz de Fora smelting unit in Brazil, in May and June, because of the anticipated lower market demand also associated with COVID-19, the Company recognized USD 73,930 in cost of sales related to abnormal production costs for the nine-month period ended on September 30, 2020. Idle capacity used to determine the abnormal cost of production was calculated using the historical production data of the actual production during the period this idle capacity was estimated. Since August, the Company determined that there was no longer need to recognize any abnormal production costs since the operating units were returning to their projected production.

18	Other assets

	September 30, 2020	December 31, 2019
Recoverable income tax	46,514	44,513
Other recoverable taxes (i)	119,667	157,008
Advances to third parties	15,051	19,942
Prepaid expenses	9,685	11,678
Judicial deposits	4,929	7,281
Other assets	46,684	46,033
	242,530	286,455
Current assets	118,190	140,984
Non-current assets	124,340	145,471

(i) The decrease in other recoverable taxes is mainly related to certain tax strategies adopted by the Company to offset tax credits, mainly related to payroll taxes.

32 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

19	Property, plant and equipment

(a)	Changes in the nine-month period ended

	September 30, 2020							September 30, 2019
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total	Total
At December 31
Cost	1,027,045	2,399,957	535,092	201,892	261,117	45,035	4,470,138	4,179,485
Accumulated depreciation	(488,386)	(1,647,403)	-	(97,233)	(93,009)	(21,417)	(2,347,448)	(2,211,034)
Net balance at the beginning of the period	538,659	752,554	535,092	104,659	168,108	23,618	2,122,690	1,968,451
Additions (i)	-	4,166	234,275	-	-	1,371	239,812	263,958
Disposals and write-off	-	(688)	(1,384)	-	-	(21)	(2,093)	(4,757)
Depreciation	(37,302)	(83,124)	-	(4,679)	(618)	(943)	(126,666)	(149,177)
Impairment of non-current assets (ii)	(30,565)	(22,431)	(65,934)	(12,097)	(6,438)	-	(137,465)	(42,683)
Foreign exchange effects	(79,300)	(104,078)	(120,218)	(15,094)	(437)	(4,509)	(323,636)	(71,345)
Transfers - note 20 (a)	40,645	53,087	(96,313)	-	10	1,770	(801)	(4,009)
Reclassification - note 21 (a)	-	-	-	-	-	-	-	(2,278)
Remeasurement of asset retirement obligations	-	-	-	(6,722)	-	-	(6,722)	(7,215)
Balance at the end of the period	432,137	599,486	485,518	66,067	160,625	21,286	1,765,119	1,950,945
Cost	918,137	2,246,041	485,518	172,168	264,804	37,541	4,124,209	4,310,179
Accumulated depreciation	(486,000)	(1,646,555)	-	(106,101)	(104,179)	(16,255)	(2,359,090)	(2,359,234)
Balance at the end of the period	432,137	599,486	485,518	66,067	160,625	21,286	1,765,119	1,950,945

Average annual depreciation rates %	4	7	-	5	8	-

(i) Additions include capitalized borrowing costs on assets and projects under construction in the amount of USD 743 for the nine-month period ended September 30, 2020 (September 30, 2019 – USD 6,306).

(ii) Impairment loss of USD 137,465 is mainly comprised of impairment of non-current assets in the amount of USD 90,780 (note 25) and impairment of assets and projects under construction in the amount of USD 47,295 (note 19 (b)).

33 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(b)	Impairment of Jarosite project

The Company has reviewed its portfolio of assets and projects under construction and concluded that there are impairment indicators for its projects. Execution of the Jarosite project is suspended and with ongoing studies to conclude its economical and operational viability. The Company used the fair value method to test the Jarosite project for impairment and recorded a further impairment loss in the amount of USD 7,313 for the three-month period ended September 30, 2020, accumulating USD 45,220 for the nine-month period. Expenses related to the project after the aforementioned impairment will be registered as impairment loss in the income statement.

For the impairment calculation, the Company has analyzed each component of the project and classified them as saleable, scrap, or labor expenses directly attributable to the project. Saleable and scrap were evaluated in accordance with the Company’s historical recoverability on sale of assets in accordance with each category, and capitalized labor expenses were written off entirely.

(c)	Capital Commitments - Aripuanã Project

At September 30, 2020, the Company had contracted USD 106,888 (USD 211,259 in December 31, 2019) of capital expenditures related to the Aripuanã project for the purchase of property, plant and equipment that have not been incurred yet. The decrease of capital commitments is mainly related to the devaluation of the BRL against USD during the nine-month period ended September 30, 2020, commitments that were agreed in December and were performed during the nine-month period ended, and the reschedule of the project’s operations to January 2022.

20	Intangible assets

(a)	Changes in the nine-month period ended

		September 30, 2020			September 30, 2019
	Goodwill	Rights to use natural resources	Other	Total	Total
At December 31
Cost	674,645	1,569,505	59,408	2,303,558	2,401,298
Accumulated amortization	-	(725,712)	(39,320)	(765,032)	(658,837)
Net balance at the beginning of the period	674,645	843,793	20,088	1,538,526	1,742,461
Disposals	-	-	-	-	(378)
Amortization	-	(42,816)	(1,978)	(44,794)	(86,500)
Transfers - note 19 (a)	-	-	801	801	4,009
Impairment of non-current assets - note 25	(267,342)	(144,908)	-	(412,250)	(99,450)
Foreign exchange effects	(1,105)	(3,645)	(4,394)	(9,144)	(2,399)
Balance at the end of the period	406,198	652,424	14,517	1,073,139	1,557,743

Cost	406,198	1,419,722	43,820	1,869,740	2,399,825
Accumulated amortization	-	(767,298)	(29,303)	(796,601)	(842,082)
Net balance at the end of the period	406,198	652,424	14,517	1,073,139	1,557,743

Average annual amortization rates %	-	6	-

34 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

21	Right-of-use assets and lease liabilities

(a)	Right-of-use assets - Changes in the nine-month period ended

			September 30, 2020			September 30, 2019
	Lands and Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total	Total
At December 31
Cost	6,836	10,280	5,846	22,810	45,772	41,521
Accumulated amortization	(1,569)	(2,878)	(3,675)	(8,103)	(16,225)	-
Net balance at the beginning of the period	5,267	7,402	2,171	14,707	29,547	41,521
New contracts	329	995	-	4,015	5,339	3,517
Amortization	(1,212)	(2,187)	(1,733)	(4,492)	(9,624)	(12,245)
Reclassification - note 19 (a)	-	-	-	-	-	2,278
Foreign exchange effects	(847)	(1,390)	-	(2,828)	(5,065)	(2,803)
Balance at the end of the period	3,537	4,820	438	11,402	20,197	32,268

Cost	7,165	11,275	5,847	26,825	51,112	47,316
Accumulated amortization	(3,628)	(6,455)	(5,409)	(15,423)	(30,915)	(15,048)
Net balance at the end of the period	3,537	4,820	438	11,402	20,197	32,268

Average annual amortization rates %	25	34	63	39

(b)	Lease liabilities - Changes in the nine-month period ended

	September 30, 2020	September 30, 2019
At December 31	34,384	41,450
New contracts	5,339	3,517
Payments of lease liabilities	(6,790)	(11,849)
Interest paid on lease liabilities	(1,164)	(687)
Interest accrued - note 8	1,439	3,143
Reclassification	-	3,088
Foreign exchange effects	(6,540)	(1,583)
Net balance at the end of the period	26,668	37,079
Current liabilities	15,555	17,119
Non-current liabilities	11,113	19,960

Leasing agreements were assessed by the Company to evaluate any COVID-19 impacts, and no material impacts in the measurement of the liabilities were identified for the nine-month period ended September 30, 2020.

35 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

22	Loans and financings

(a)	Composition

				September 30, 2020	December 31, 2019
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed + 5.73%	22,436	1,315,555	1,337,991	1,043,748
Export credit notes	LIBOR + 1.54% 108.83% CDI	88,064	171,440	259,504	97,378
Term loans	LIBOR + 1.27% Fixed + 8.49%	24,887	169,208	194,095	197,926
BNDES	TJPL + 2.82% SELIC + 3.10% TLP - IPCA + 5.22%	5,972	63,168	69,140	95,295
Debentures	107.50% CDI	4,764	4,756	9,520	20,265
Other		9,548	41,477	51,025	53,945
		155,671	1,765,604	1,921,275	1,508,557

Current portion of long-term loans and financing (principal)		122,694
Interest on loans and financings		32,977

(b)	Loans and financing transactions during the nine-month period ended September 30, 2020

On February 24, 2020, the Company completed a tender offer to purchase for cash any and all of its outstanding 2023 Notes. Holders of the 2023 Notes tendered an aggregate principal amount of USD 214,530, or 62.55% of the outstanding principal amount as of the date of the offer. USD 128,470 of the 2023 Notes at a cost of 4.625% p.a. remain outstanding. In the transaction the Company also paid an amount of USD 14,481 related to the premium over the notes, which was recognized in the net financial results. Refer to note 8 for additional information on the effect on income statement.

On March 12, 2020, in order to enhance its short-term liquidity, Nexa Peru entered into a term loan with a global financial institution, in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity and an option to prepay before maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD. The Company accounted for the term loan under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used. The term loan is guaranteed by NEXA.

At the end of March 2020, in order to enhance its short-term liquidity in Brazil, the Company entered into four export credit note agreements in the total principal amount of BRL 1,247,000 thousand (approximately USD 250,000) at costs between 134.2% of CDI and CDI + 1.80% up to 4.20%, with maturity dates between 1 and 5 years. All these credit notes were obtained from global financial institutions and can be repaid before maturity.

On April 9, 2020, Nexa Brazil entered into an additional export credit note agreement in the total principal amount of BRL 230,000 thousand, representing USD 45,297 approximately, registered in the date of the received cash, at a cost of CDI + 3.90%, with a one-year maturity. The export credit note is guaranteed by NEXA.

On April 14, 2020, in order to enhance its short-term liquidity, the Company fully drew down its revolving credit facility in the amount of USD 300,000.

On June 15, 2020, the Company concluded a Bond Offering in the amount of USD 500,000, with a maturity date in January 2028 at an interest rate of 6.50% per year. The interest on the notes will be paid semi-annually commencing on January 18, 2021. The bonds are guaranteed by Nexa Brazil, Nexa Peru and Nexa Cajamarquilla. The funds of this new offering were used to prepay three outstanding debts, as follows:

36 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

a. Export Facility Agreement in the aggregate principal amount of USD 100,000 and USD 246 of accrued interest, on June 19, 2020;

b. Revolving Credit Facility in the aggregate principal amount of USD 300,000 and USD 1,348 of accrued interest, on June 23, 2020; and

c. Export Credit Note in Brazil in the aggregate principal amount of USD 91,308, USD 4,521 of accrued interest and USD 596 of penalty charge, on June 29, 2020.

(c)	Changes in the nine-month period ended

	September 30, 2020	September 30, 2019
Balance at the beginning of the period	1,508,557	1,424,867
New loans and financings	1,185,250	13,624
Financing costs	(9,087)	(255)
Payments of loans and financings	(711,890)	(15,019)
Foreign exchange effects	(65,331)	(8,894)
Changes in the Company´s credit risk of the financial liability (i)	(10,691)	-
Fair value of loans and financings (i)	4,457	-
Reclassification	-	(3,088)
Interest accrual	79,828	55,402
Premium paid on bonds repurchase - note 8	(14,481)	-
Interest paid on loans and financings	(45,337)	(47,029)
Balance at the end of the period	1,921,275	1,419,608

(i) Related to the changes in the fair value of two debt contracts for which the Company elected to apply the fair value option. The fair value option aims to eliminate the accounting mismatch that would arise if amortized cost were used since such debt contracts have derivative financial instruments contracted to economically modify certain terms of such debt contracts. In the accumulated period, the fair value of the relevant derivative financial instruments resulted in a gain in the total amount of USD 4,325. Therefore, in the nine-months, the net result between the debt contracts and the relevant derivative financial instruments was a loss of USD 132 (excluding the effect of changes in the Company´s credit risk of the financial liability in the amount of USD 10,691, included in other comprehensive income). Below is a summary of these two debt contracts terms:

a. Export Credit Note agreement in the principal amount of USD 90,000, at a cost of three-month Libor + 1.54% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest index to CDI + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL. However, as mentioned in note 1 (m), this swap was unwound in July, but this debt will still be measured at fair value as initially defined.

b. Term loan in the principal amount of BRL 477,000 thousand (approximately USD 100,000) at a cost of 8.5% p.a., with a five-year maturity. Simultaneously, the Company contracted a swap to exchange the interest rate to 2.45% p.a. as well as the currency of debt service repayments from BRL to USD.

(d)	Maturity profile

							September 30, 2020
	2020	2021	2022	2023	2024	2025	As from 2026	Total
Eurobonds - USD	14,748	7,164	-	124,229	-	-	1,191,851	1,337,992
Export credit notes	1,507	86,505	43,271	-	83,466	44,755	-	259,504
Term loans	639	44,241	40,354	20,340	314	88,207	-	194,095
BNDES	1,640	7,084	11,009	11,009	10,718	9,849	17,831	69,140
Debentures	-	4,763	4,757	-	-	-	-	9,520
Other	4,343	9,652	9,446	8,243	7,736	7,736	3,868	51,024
	22,877	159,409	108,837	163,821	102,234	150,547	1,213,550	1,921,275

37 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(e)	Analysis by currency

			September 30, 2020	December 31, 2019
	Current	Non-current	Total	Total
USD	51,430	1,517,589	1,569,019	1,389,462
BRL	103,810	245,762	349,572	119,095
Other	431	2,253	2,684	-
	155,671	1,765,604	1,921,275	1,508,557

(f)	Analysis by index

			September 30, 2020	December 31, 2019
	Current	Non-current	Total	Total
Fixed rate	27,336	1,407,262	1,434,598	1,044,564
LIBOR	28,918	202,034	230,952	345,601
TLP	4,808	33,658	38,466	53,712
BNDES SELIC	730	18,424	19,154	25,970
CDI	92,436	92,830	185,266	20,265
TJLP	1,367	11,396	12,763	18,333
Other	76	-	76	112
	155,671	1,765,604	1,921,275	1,508,557

(g)	Guarantees and covenants

The Company has loans and financings that are subject to certain financial covenants at the consolidated level, such as: (i) leverage ratio; (ii) capitalization ratio; and (iii) debt service coverage ratio. When applicable, these compliance obligations are standardized for all debt agreements. No changes to the contractual guarantees occurred in the nine-month period ended September 30, 2020. Before the end of June 30, 2020, waiver agreements were concluded as explained below.

The financial covenants are measured annually and semiannually, as required by the debt contracts, and given the impact of the COVID-19 on the Company’s financial situation as of June 30, 2020, the Company obtained waivers in respect of its Leverage Ratio as of June 30, 2020 and as of December 31, 2020 and repaid certain of its debts with Leverage Ratio covenants. NEXA will not be required to measure its Leverage Ratio Covenant until June 30, 2021. These waivers were negotiated in anticipation of a possible breach of the Leverage Ratio at the end of June and December 2020, and the Company paid waiver fees in the amount of USD 2,234.

23	Asset retirement and environmental obligations

(a)	Changes in the nine-month period ended

		September 30, 2020		September 30, 2019
	Asset retirement obligations	Environmental obligations	Total	Total
Balance at the beginning of the period	222,377	71,450	293,827	270,283
Payments	(1,973)	(5,901)	(7,874)	(9,058)
Foreign exchange effect	(26,803)	(19,356)	(46,159)	(9,868)
Interest accrual	8,154	2,348	10,502	11,107
Remeasurement discount rate (i)	(5,361)	(4,025)	(9,386)	(9,741)
Balance at the end of the period	196,394	44,516	240,910	252,723
Current liabilities	20,599	10,696	31,295	19,114
Non-current liabilities	175,795	33,820	209,615	233,609

38 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(i) As of September 30, 2020, the risk-free rate used for Peru was between 2.7% to 5.8% (December 31, 2019: 5.2% to 7.8%) and for Brazil was between 0.9% to 8.3% (December 31, 2019: 3.5% to 5.3%). As of September 30, 2019, the risk-free rate used for Peru was between 5.6% to 8.4% (December 31, 2018: 3.4% to 9.5%) and Brazil was between 2.9% to 5.4% (December 31, 2018: 3% to 5.4%).

24	Provisions

(a)	Changes in the nine-month period ended

				September 30, 2020		September 30, 2019
	Tax	Labor (i)	Civil	Environmental (ii)	Total	Total
Balance at the beginning of the period	7,748	13,779	1,061	3,483	26,071	30,641
Additions (i)	673	10,100	13	4,375	15,161	9,233
Reversals	(234)	(5,046)	-	(2,014)	(7,294)	(7,230)
Interest accrual	185	976	28	(197)	992	2,409
Payments	(148)	(1,432)	(7)	-	(1,587)	(2,909)
Settlements with escrow deposits	-	(468)	-	-	(468)	-
Foreign exchange effects	(1,817)	(3,945)	(299)	(637)	(6,698)	(1,087)
Adoption of IFRIC 23	-	-	-	-	-	(6,047)
Other	361	(293)	(61)	-	7	1,291
Balance at the end of the period	6,768	13,671	735	5,010	26,184	26,301

(i) The increase in additions of labor provisions is related to unfavorable rulings in certain labor lawsuits and administrative procedures for which the Company has updated its provision estimate. This increase was offset by foreign exchange effects and reversals that caused the balance to be at the same level of December 31, 2020.

(ii) The increase in environmental provisions, as of September 30, 2020, is mainly related to the assessment issued by the Peruvian environmental agency that proposed corrective measures on the Company’s mine operations in Peru, as well as further inquiries by said agency.

(b)	Breakdown of legal claims provision

The provisions and the corresponding judicial deposits are as follows:

		September 30, 2020			December 31, 2019
	Judicial deposits	Provisions	Carrying amount	Judicial deposits	Provisions	Carrying amount
Tax	(1,467)	8,235	6,768	(2,449)	10,197	7,748
Labor	(2,457)	16,128	13,671	(3,071)	16,850	13,779
Civil	(648)	1,383	735	(832)	1,893	1,061
Environmental	-	5,010	5,010	-	3,483	3,483
	(4,572)	30,756	26,184	(6,352)	32,423	26,071

The outstanding judicial deposits of the Company as of nine-month period ended September 30, 2020 are USD 4,929 (December 31, 2019: USD 7,281).

(c)	Summary of contingent liabilities

The Company is part of other litigation involving a risk of possible loss, for which no provision is recognized, as detailed below:

39 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

	September 30, 2020	December 31, 2019
Tax	179,532	196,031
Labor	32,488	39,918
Civil	16,061	21,549
Environmental (i)	79,339	112,920
	307,420	370,418

(i) The decrease in contingent liabilities on environmental liabilities is mainly driven by the BRL devaluation against USD during this period.

40 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

25	Impairment of non-current assets

According to NEXA’s polices, every year, the Company performs its annual impairment test on September 30 for the Cash Generating Units (“CGUs”) that have goodwill allocated and every quarter it performs an additional test if impairment indicators are identified for any of its CGUs.

On March 31, 2020, after having identified impairment indicators in the period and executed an impairment test, the Company recognized a total pre-tax impairment loss of USD 446,687 (after-tax USD 368,490) comprised of an impairment loss of USD 179,345 in its Cerro Pasco CGU and an impairment loss of USD 267,342 in its goodwill in Mining Peru (the lowest level within the Company at which the goodwill generated in the acquisition of Nexa Peru is monitored by the Company’s management). This impairment loss, at that time, arose mainly as a result of the decrease in short- and mid-term commodities prices, suspension of production, discontinued projects and increased operating costs. On March 31, 2020, in addition, an impairment loss of USD 37,907 was recognized in the Jarosite project described in note 19.

For the three month-period ended on September 30, 2020, the Company performed its annual impairment test for the CGUs to which goodwill has been previously allocated (Cerro de Pasco, Cerro Lindo and Cajamarquilla) and given that the Company assessed that there were new impairment indicators, as described below in the impairment analysis, that would require an additional impairment assessment of its non-current assets, the Company expanded the scope of this test to include all of NEXA’s CGUs.

After performing the test, the Company recognized an amount of pre-tax impairment loss of USD 56,343 (after-tax USD 42,561) in its Cerro Pasco CGU in the three-month period ended September 30, 2020. This impairment loss arose mainly as a result of a decrease in the market long term zinc price, which is assessed by the Company as part of the strategic planning process which is performed during the third quarter of every year as well as a result of the higher CAPEX to be invested in the Cerro de Pasco CGU. In addition, NEXA recognized an impairment loss of USD 7,313 in the Jarosite project as described in note 19, mainly for additional amounts to be paid to suppliers for services of engineering and construction provided; and, an amount of USD 2,075 in individual assets under construction.

In summary, for the nine-month period ended September 30, 2020, the Company has recognized a total impairment of USD 550,325, comprised by USD 267,342 in goodwill in Mining Peru, USD 235,687 in Cerro Pasco CGU, USD 45,220 in Jarosite Project and USD 2,075 in individual assets under construction.

The impairment loss represents the excess of the carrying amount of the assets over their respective fair values less costs of disposal (“FVLCD”).

Valuation methods and assumptions for recoverable amount based on FVLCD

FVLCD is an estimate of the price that the Company would receive to sell an asset, CGU or group of CGUs in an orderly transaction between market participants at the measurement date, less the cost of disposal. FVLCD is not an entity-specific measurement but is focused on market participants’ assumptions for a particular asset. FVLCD is estimated by the Company using discounted cash flows techniques and, although the Company considers observable inputs, a substantial portion of the assumptions used in the calculations are unobservable. These cash flows are classified as level 3 in the fair value hierarchy. No CGUs are currently assessed for impairment by reference to a recoverable amount based on FVLCD classified as level 1 or level 2.

41 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

Forecast assumptions

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production, capital expenditure, and closure, restoration and environmental costs. The resulting estimates are based on detailed life of mine and long term production plans. When calculating FVLCD, these forecasts include anticipated expansions (greenfield projects), considering their evaluation and development stage.

The cash flow forecasts may include net cash flows expected to be realized from the extraction, processing and sale of material that does not currently qualify for inclusion in ore reserves. Such non-reserve material is only included when the Company has confidence it will be converted to reserves. This expectation is usually based on preliminary drilling and sampling of areas of mineralization that are contiguous with existing ore reserves, as well as on the historical internal conversion ratio. Typically, the additional evaluation required for conversion to reserves of such material has not yet been done because this would involve incurring evaluation costs earlier than is required for the efficient planning and operation of the producing mine.

For purposes of determining FVLCD from a market participant’s perspective, the cash flows incorporate management’s internal price forecasts. The internal price forecasts are developed using a robust model that incorporates market-based supply, demand and cost data. The internal price forecasts used for ore reserve estimation testing and the Company’s strategic planning are generally consistent with those used for the impairment testing.

Cost levels incorporated in the cash flow forecasts are based on the current life of mine plan and long term production plan for the CGU, which are based on detailed research, analysis and iterative modelling to optimize the level of return from investment, output and sequence of extraction. The mine plan takes into account all relevant characteristics of the orebody, including waste-to-ore ratios, ore grades, haul distances, chemical and metallurgical properties of the ore, process recoveries and capacities of processing equipment that can be used. The life of mine plan and long term production plans are, therefore, the basis for forecasting production output and production costs in each future year.

The discount rates applied to the future cash flow forecasts represent the Company’s estimate of the rate that a market participant would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted. The Company’s weighted average cost of capital is generally used for determining the discount rates, with appropriate adjustments for the risk profile of the countries in which the individual CGUs operate. With respect to the estimated future cash flows of capitalized exploration assets and development projects, the Company applies a price to net assets value ratio discount in order to reflect the inherent risk of such projects and that are neither adjusted in the discount rate nor in the future cash flows. The discount is based on the stage of the project and type of metal.

The cash flow forecasts were adjusted to reflect potential impacts of the COVID-19 outbreak on the Company and the future projections and operational decisions of the management.

The process of estimating the recoverable amount involves the use of assumptions, projections for future cash flows and judgment. These calculations use cash flow projections, based on approved financial and operational budgets for a five-year period. After the five-year period, the cash flows are extended until the end of the useful life of mine or indefinitely for the smelters. The smelters’ cash flows do not use growth rates in the cash flow projections of the terminal value. Management’s assumptions and estimates of future cash flow used for the Company’s impairment testing of goodwill and non-financial assets are subject to risk and uncertainties, including metal prices and macroeconomic conditions, which are particularly volatile and partially or totally outside the Company’s control. Short-term prices estimated by the Company for 2020 and 2021 reflect the current environment and then, are subject to heightened uncertainty and variability which could significantly impact the valuation of the non-current assets in the future.

42 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

Impairment analysis

During the third quarter of 2020, mainly because of the decline in long term zinc prices determined when the Company updated its long-term forecasting, as mentioned above, Aripuanã project costs re-baseline and some increased CAPEX expected for Cerro de Pasco CGU, the Company’s management considered that these indicators could have a material impact on the CGUs recoverable amount and therefore, an estimation of all CGUs recoverable amount was performed.

Below is a breakdown of the CGU’s carrying amount tested for impairment at September 30, 2020:

	Goodwill	Fair value of mining assets (iv)	Other net assets carrying amount	Total carrying amount
Cerro Lindo (i)	-	347,414	252,499	599,913
Cerro Pasco (i)	-	158,793	72,872	231,665
Goodwill	310,938	-	-	310,938
Mining Peru (ii)	310,938	506,207	325,371	1,142,516

Cajamarquilla	92,494	-	584,388	676,882

Três Marias system (iii)	-	-	354,153	354,153
Aripuanã	-	-	248,262	248,262
Juiz de Fora	-	-	102,569	102,569
	403,432	506,207	1,614,743	2,524,382

(i) Includes exploration assets and development projects with capitalized mining rights and development costs allocated.

(ii) Represents the lowest level within the Company at which the goodwill generated in the acquisition of Nexa Peru is monitored.

(iii) Currently Três Marias smelter is integrated with the operations of Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(iv) Corresponds to the fair value of the identifiable assets recorded at the date of acquisition of Nexa Peru in previous years, which is recorded at the consolidated level.

(a)	Key assumptions used in impairment test

The recoverable amount for each CGU was determined based on FVLCD method, which was higher than the value in use.

The Company identified long term metal prices, discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact of such assumptions may cause on the recoverable value. These assumptions are summarized below:

	September 30, 2020	September 30, 2019
Long term Zinc (USD/t)	2,449	2,571
Discount rate (Brazil)	7.82%	7.10%
Discount rate (Peru)	7.22%	6.38%
Brownfield projects - LOM (years)	from 5 to 17	from 8 to 13
Greenfield projects - LOM (years)	from 12 to 18	from 12 to 24

(b)	Impairment loss test process

During the third quarter of 2020, following the determination of the recoverable amount of the CGUs, the Company compared the carrying amount of each CGU with its respective recoverable amount. At this step, the Company identified an additional impairment loss at the CGU Cerro Pasco in the amount of USD 56,343.

43 of 44

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

Unaudited

At and for the three and nine-month periods ended September 30, 2020

All amounts in thousands of US dollars, unless otherwise stated

(c)	Impairment loss – Cerro Pasco

The additional economic impairment loss during the third quarter was identified at the CGU level and is not directly related to a single asset, the loss was allocated in a pro rata basis to the following assets:

(i)	Cerro Pasco CGU

	Carrying amount prior to impairment	Impairment loss	Carrying amount after impairment
Property, plant and equipment	146,240	(21,860)	124,379
Intangible assets	230,675	(34,482)	196,193
Other net assets	(145,249)	-	(145,249)
	231,665	(56,343)	175,323

The Company performed a stress test on the key assumptions used for the calculation of the recoverable amount of the CGU Cerro Pasco and Mining Peru goodwill. A decrease of 5% in the long-term LME zinc price to USD 2,326 per ton compared to management´s estimation as at September 30, 2020 would have had resulted in the recognition of an impairment loss of USD 106,157 (or an additional impairment of USD 49,814). Also, an increase of 5% in discount rate compared to management´s estimation as at September 30, 2020 would have had resulted in an impairment loss of USD 65,505 (or an additional impairment of USD 9,162).

(d)	Impairment results – Other CGUs

The impairment indicators identified, during the third quarter, led to a decrease in the recoverable amount of all the Company’s CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and Mining Peru and no impairment loss were identified in other CGUs.

The Company also estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGUs recoverable amount to be equal to their carrying amount:

	Excess over recoverable	Decrease in Long term Zinc (USD/t)		Increase in WACC
Cash generating unit	amount	Change	Price	Change	Rate
Cerro Lindo	346,167	(47)%	1,298	65%	11.90%
Cajamarquilla	101,689	(4)%	2,354	11%	8.00%
Três Marias system	1,137,525	(38)%	1,518	284%	30.00%
Juiz de fora	589,646	(55)%	1,102	479%	45.30%
Aripuanã	412,143	(34)%	1,616	90%	14.90%
Goodwill - Mining Peru	35,229	(5)%	2,330	5%	7.60%

26	Events after the reporting period

(a)	BNDES disbursement

On October 26, 2020, after complying with all the established precedent conditions, the Company disbursed the first tranche of the Aripuanã Financing agreement signed with BNDES in the amount of approximately BRL 225,000 thousand (approximately USD 39,889) at a cost of TLP + 3.39%, with the maturity date in 2040.

*      *      *

44 of 44